O’Melveny & Myers LLP 2501 North Harwood Street Suite 1700 Dallas, TX 75201-1663	T: +1 972 360 1900 F: +1 972 360 1901 omm.com

October 5, 2022

VIA EDGAR

Mr. Michael Purcell, Staff Attorney

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Next Bridge Hydrocarbons, Inc.

Amendment No. 1 Registration Statement on Form S-1

Filed September 6, 2022

File No. 333-266143

Dear Mr. Purcell:

On behalf of Next Bridge Hydrocarbons, Inc., a Nevada corporation (the “Company”), set forth below are the Company’s responses to the letter dated September 20, 2022 (the “Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s above-referenced Amendment No. 1 to Registration Statement on Form S-1 filed under the Securities Act of 1933 on September 6, 2022 (the “Form S-1/A”).

The Company has responded below to the Staff’s comments included in the Letter. Reference is made in the Company’s responses to the pre-effective Amendment No. 2 to the Form S-1/A filed by the Company with the Commission on October 5, 2022 (the “Amended Registration Statement”), which Amended Registration Statement reflects certain updates to address the comments from the Staff included in the Letter. For the convenience of the Staff, each comment from the Letter is restated in bold prior to the Company’s response to the comment.

Risk Factors

Litigation may adversely affect our business, financial condition, and results of operations., page 9

1.

We note your response to prior comment 1. We further note that Meta Materials Inc. disclosed in its recent Form 10-Q for the quarter ended June 30, 2022 that in September 2021, Meta Materials Inc. received a subpoena from the Securities and Exchange Commission, Division of Enforcement, requesting the production of certain documents and information related to, among other things, the merger involving Torchlight Energy Resources, Inc. and Meta Materials Inc. Please revise your Risk Factors and Legal Proceedings sections to disclose this information or tell us why this.

Austin • Century City • Dallas • Houston • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

The Company respectfully advises the Staff that the pending enforcement inquiry pending against Meta Materials, Inc. (formerly known as Torchlight Energy Resources, Inc.) does not involve the Company or any individual who will serve as an executive officer or director of the Company following the spin-off transaction contemplated by the Form S-1/A. Therefore, it is the view of the Company that any risk of enforcement related damages, penalties, fees or other costs and expenses arising out of or in connection with the inquiry would not be applicable to the Company, its directors or officers or its operations following separation.

Business

Our Properties, page 38

2.

We have read your response to prior comment 3 and the revisions made to the table of development and exploratory wells on page 39 of Amendment No. 1, but note the table still includes: 1) cumulative totals as of the beginning and end of the annual periods presented, 2) test wells unidentified as productive or dry, and 3) unexplained negative well values.

Please revise your tabular disclosure to: 1) remove the cumulative well totals and show only the wells drilled during each period shown to comply with Item 1205(a), 2) classify test wells drilled with the intent to complete as “productive wells” if they found oil and gas in sufficient quantities (regardless of whether or not the attempt to complete the well was successful), or as “dry wells” if they did not, and 3) revise your table to also include as part of a line item entry labeled “dry wells,” those wells disclosed with negative values as dry wells, if true, and remove the negative parentheses. Also, please add the heading “Drilling Activities” to identify the table. Refer to the disclosure requirements in Item 1205(a) and (b) of Regulation S-K.

The Company respectfully advises the Staff that the Company has updated the table regarding the total number of wells drilled during the periods covered in the Amended Registration Statement as follows:

Drilling Activity	June 30,		December 31,			December 31,
	2022		2021			2020
	Dry	Productive	Dry		Productive	Dry	Productive
Hazel Project (Texas)	0	0	2		0	1	0
Orogrande Project (Texas)	0	0	1	(1)	4	0	0

(1)	Represents drilling re-entry to explore more of the formation.

3.

We have read your responses to prior comments 4 and 5, and note your revised productive well disclosure in the Total Wells table appears to include two currently producing wells and two test wells identified in your added narrative as successfully completed and shut-in waiting on hook-up to a gas pipeline. To comply with the disclosure requirements in Item 1208(a), these four productive wells should be further classified as oil wells or gas wells. For disclosure clarify, please consider removing the additional table “Well Type” and disclose a single table with a heading of “Productive Wells” that excludes the disclosure of “Combination-Oil and Gas” wells in lieu of disclosing the type designations as either oil wells or gas wells within your revised table. Also, please expand your narrative ,discussion of test wells below the table to clarify the number of test wells that will be: 1) fresh water supply wells, 2) water disposal wells, or 3) plugged and abandoned. Refer to the disclosure requirements in Item 1208(a) and (c) of Regulation S-K.

The Company respectfully advises the Staff that the Company has updated the table regarding the number of productive and test wells of the Company for the periods covered in the Amended Registration Statement as follows:

	June 30, 2022	December 31, 2021	December 31, 2020
Productive Wells:
Oil	5	5	5
Gas	4	4	1
Test Wells:
Salt Water Disposal	3	3	2
Fresh Water Supply	3	3	2
Plug & Abandon	5	5	4

4.

We have read your response to prior comment 6 and note you include a general description of the strategy, intent and utilization of the test wells that have been drilled to date and the costs incurred during the six months ended June 30, 2022, including the costs related to the pre-drilling activities for your upcoming 2022 drilling program. Please expand your disclosure to clarify if there were any additional activities also in progress, such as wells that have commenced drilling or are being completed at the as of date of June 30, 2022, including such activities related to your 2022 drilling program or any of the previously drilled test wells which you plan to convert to salt water supply or disposal wells. For additional guidance, please refer to the disclosure requirements in Item 1206 of Regulation S-K.

The Company respectfully advises the Staff that the Company has revised its disclosure to clearly state that the Company has conducted pre-drilling activities during the six months ended June 30, 2022, and when the Company expects to commence drilling for it’s the 2022 drilling program as follows:

“During the six months ended June 30, 2022, a portion of the costs from development activities were cost carryover related to satisfaction of our drilling obligations for the fiscal year 2021 under the terms of the Purchase Agreement (defined below) at a cost of $ 1,084,285. Additionally, during the first six months of 2022, we completed some pre-drilling activity for our upcoming 2022 drilling program, including surveying, permitting, road and pad site work at an aggregate cost of $407,481. We have not yet conducted any drilling activities, but expect to commence drilling activities in October 2022 to satisfy our obligations for the 2022 fiscal year.”

Oil and Natural Gas Reserves, page 40

5.

We note your disclosure revisions on page 41 of Amendment No. 1 indicating that you have no proved reserves or future net revenues in the Hazel Project as of December 31, 2021 after the adjustment for the cost reimbursement obligation to Masterson. We also have read your re-filed third party reserve report, Exhibit 99.1, which states, “This evaluation was completed by April 28, 2022, and revised as of August 18, 2022,” and observe the only change made is the Note added on page two, “As a result of the existence of a remaining outstanding cost reimbursement balance of $4,768,323.73 to Masterson Hazel Partners LP 2021, these wells do not reflect a positive present value to Torchlight Energy Resources, Inc.” However, we note the accompanying economic evaluations and associated inputs and results tables remain the same. Based on the future total undiscounted net income of $4.32 million less the outstanding balance owed to Masterson Hazel Partners of $4.77 million (difference of negative $0.45 million – amount still owed), it appears Torchlight/Next Bridge has no net economically producible proved reserves. Please obtain and file an updated third party reserve report which includes the outstanding balance payout to Masterson Hazel Partners in an updated economic evaluation. Additionally, expand the disclosure in the third party reserves report and the presentation on page 41 to clarify that the revenue generated from the estimated reserves as of December 31, 2021 is insufficient to allow Masterson Hazel Partners, LP to recoup the total costs it incurred under the Option Agreement, and therefore, Next Bridge has no net economically producible proved reserves or future net income attributable to its ownership interests as of December 31, 2021. For additional guidance, please refer to definitions of economically producible, proved reserves and reserves in Rule 4-10(a)(10), (a)(22) and (a)(26) of Regulation S-X.

The Company’s independent petroleum engineer, PeTech Enterprises, Inc. (“PeTech”), has prepared a revised reserve report dated as of September 27, 2022, which has been filed as Exhibit 99.1 to the Amended Registration Statement and reflects the net proved reserves after accounting for the reimbursement obligation to Masterson Hazel Partners.

6.

We note disclosure on page 41 of Amendment No. 1 that you do not have any proved reserves after the adjustment for the cost reimbursement obligation to Masterson attributable to your ownership interests as of December 31, 2021. Therefore, please revise the disclosure in paragraph one on page 41 to remove the figures relating to the ultimate oil recovery for the Flying B Ranch #3H and #4H wells. For additional guidance, please refer to the Instruction to Item 1202 regarding the prohibition of disclosing estimates of oil or gas resources other than reserves.

The Company respectfully advises the Staff that the Company has revised its disclosure in the Amended Registration Statement with respect to the ultimate oil recovery from the Flying B Ranch #3H and #4H wells as follows:

“We currently have two producing wells located on the Hazel Project, the Flying B Ranch #3H well and the Flying B Ranch #4H well (the “Producing Hazel Wells”). Production is from the Wolfcamp formation. At December 31, 2021, there were no proved reserves or proved developed nonproducing reserves related to these properties after giving effect to the obligation to reimburse drilling costs incurred by MHP. The properties of the Hazel Project and Orogrande Project are operated by Maverick Operating LLC.

The operating expenses reflect a substantial reduction from previous years as electric power is available and water is now disposed of on location after we drilled or converted a well to be used for saltwater disposal. Initial gross oil production from the Flying B Ranch #3H well reached 8,319 Bbl per month and 31,613 Bbl per month of water. It is anticipated that the well has a gross ultimate oil recovery of 154 MBbl. The Flying B Ranch #4H well had an initial monthly production rate of 4,200 Bbl of oil and has a gross ultimate oil recovery of 192 MBbl.

As of December 31, 2021 and 2020, our proved developed nonproducing reserves related to the Producing Hazel Wells totaled 0 and 0 BOE, respectively, and 0 BOE for the six months ended June 30, 2022 after giving effect to the obligation to reimburse drilling costs incurred by MHP.”

Business

Our Properties

Production, Price and Production Cost History

Oklahoma Properties, page 41

7.	Present production, price and production cost history for the comparative six month period ended June 30, 2021.

The Company respectfully advises the Staff that the Company has included the following disclosure regarding production, price and production cost history for the six month period ended June 30, 2021 in respect of the Oklahoma Properties and the Hazel Project:

“Oklahoma Properties

During the six months ended June 30, 2021, we produced and sold 56.34 Bbls net to our interest at an average sale price of $50.72 per Bbl. We produced and sold 1922.87 Mcf of natural gas net to our interest at an average sales price of $1.62 per Mcf. Our average production cost including lease operating expenses and direct production taxes was $20.09 per BOE. Our depreciation, depletion, and amortization expense was $0 per BOE.

. . .

Hazel Project

During the six months ended June 30, 2021, Nil barrels of oil net to our interest were sold and we sold Nil Mcf of gas net to our interest.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

8.

For both your annual and interim periods, expand your revenue discussion to quantify whether changes are attributed to changes in price or volume sold. Refer to Items 303(b)(2)(iii) and 303(c)(2) of Regulation S-K. Also consider presenting average sales prices to your table on page 49.

The Company respectfully advises the Staff that the Company has incorporated new production and sales revenue tables including average commodity prices for the respective annual and interim periods covered in the Amendment to Registration Statement.

Board Leadership Structure and Role in Risk Oversight , page 62

9.

We note the disclosure regarding the new role of “Lead Director.” Please enhance your disclosure to address whether or not your Lead Director may require board consideration of, and/or override your CEO on, any risk matters.

The Company respectfully advises the Staff that the Lead Director will not be entitled to override decisions of the CEO in his sole discretion. The disclosure has been clarified in the Amended Registration Statement as follows:

“Since our Board chairman is also a member of management, our Board has designated Robert L. Cook, a non- management director, as “Lead Director.” The responsibilities of the Lead Director include:

. . .

•

Facilitating communication between the directors and the CEO, and communicating the directors’ perspectives and consensus view to the CEO; provided, that the Lead Director may not, in his sole discretion, override the CEO on any matters without majority approval of the Board;”

Exhibits

Exhibit Number 99.1 Report of Independent Petroleum Engineers, page II-3

10.

The disclosure in Exhibit 99.1 does not appear to address all of the requirements of the reserves report pursuant to Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserves report to include disclosure addressing the following points:

•	The purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (Item 1202(a)(8)(i)).

•	The proportion of the registrant’s total reserves covered by the report (Item 1202(a)(8)(iii).

•	A statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).

•	The initial benchmark and the average realized prices after adjustments for location and quality differentials, by product type, for the reserves included in the report (Item 1202(a)(8)(v)).

•	A discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves (Item 1202(a)(8)(vi)).

•	A statement that the third party has used all methods and procedures as it considered necessary under the circumstance to prepare the report (Item 1202(a)(8)(viii)).

The Company’s independent petroleum engineer, PeTech, has prepared a revised reserve report dated as of September 27, 2022, which has been filed as Exhibit 99.1 to the Amended Registration Statement, and (1) clarifies that the report was prepared for purposes of the Company’s (including its predecessor, Torchlight Energy Resources, Inc.) use in connection with public disclosures in its SEC filings (Item 1202(a)(8)(i)); (2) clarifies that the report covers all proved reserves owned by the Company (Item 1202(a)(8)(iii)); (3) includes a statement confirming that PeTech is of the opinion that the assumptions, historical data, projects, methods and procedures used in the preparation of the report are appropriate for the Company’s purposes (Item 1202(a)(8)(iv)); and (4) includes a statement that PeTech used standard engineering and geoscience methods that it considered to be appropriate and necessary to establish the conclusion set forth in the report (Item 1202(a)(8)(viii)).

The Company respectfully advises the Staff that in compliance with Item 1202(a)(8)(v) the PeTech report as filed September 6, 2022 and the revised report filed with the Amended Registration Statement includes the following discussion on page 2:

“PRODUCTS PRICE Prices used by TER are based on the twelve months unweighted average of the first day of the month prices for oil (WTI) was used in calculating the 2021 average price resulting in $63.04 per barrel.

Oil and gas price differentials were calculated from the actual prices realized and were utilized in this evaluation. The average oil and gas prices were held constant throughout the economic life of the leases.”

The Company further advises the Staff that in compliance with Item 1202(a)(8)(vi) the PeTech report as filed September 6, 2022 and the revised report filed with the Amended Registration Statement includes the following qualification in bold text on page 2:

“Note that oil and gas reserves, as well as gross and net revenues, are ESTIMATES that may change as additional production and other technical data become available or due to prices change. All estimates are subject to change due to the inherent uncertainty in the application of judgmental factors as well as the regulatory environment.”

*    *    *    *    *    *

If you have any questions or wish to discuss any matters with respect to this letter, please do not hesitate to contact me by telephone at (972) 360-1914 or by email at jjacobsen@omm.com.

Respectfully submitted,

/s/ O’Melveny & Myers

O’Melveny & Myers LLP
Jack Jacobsen, Partner

cc:

Ken Rice

Chairman and Chief Financial Officer

Next Bridge Hydrocarbons, Inc.

6300 Ridglea Place, Suite 950

Fort Worth, TX 76116

Certificate of Next Bridge Hydrocarbons, Inc.

The undersigned, Ken Rice, the Chairman and Chief Financial Officer of Next Bridge Hydrocarbons, Inc. (the “Company”), hereby represents to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on behalf of the Company as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In witness whereof, the undersigned has caused this Certificate of Next Bridge Hydrocarbons, Inc. to be signed on behalf of the Company on the 5th day of October, 2022.

Next Bridge Hydrocarbons, Inc.

By:	/s/ Ken Rice
Name:	Ken Rice
Title:	Chairman and Chief Financial Officer